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                          Filed by F.N.B. Corporation

                 Pursuant to Rule 425 under the Securities Act
           of 1933 and deemed filed pursuant to Rule 14a-12 under the
                        Securities Exchange Act of 1934

                Subject Company: Promistar Financial Corporation
                          Commission File No. 0-12377

                             Date: October 16, 2001

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between FNB and Promistar Financial Corporation, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," "anticipates," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in FNB's reports filed with the SEC. FNB disclaims any responsibility to update these forward-looking statements.

         FNB has filed with the SEC a Registration Statement on Form S-4 that contains the prospectus of FNB relating to the shares to be issued in the merger, and the proxy statements of FNB and Promistar relating to the special meetings of shareholders of FNB and Promistar at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. You may obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by FNB free of charge by requesting them in writing from FNB Corporation, 2150 Goodlette Road North, Naples, Florida 34102,
Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Promistar free of charge by requesting them in writing from Promistar, 551 Main Street, Post Office Box 1146, Johnstown, Pennsylvania 15901-1146, Attention: Corporate Secretary, or by telephone at (814) 532-3801.

         FNB, Promistar and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of FNB and Promistar stock is set forth in the proxy statements for each company's 2001 annual meeting of shareholders which is incorporated by reference in the Form S-4 Registration Statement filed with the SEC and in the joint proxy statement/prospectus mailed to FNB and Promistar shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.

         Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions.


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                                                              F.N.B. CORPORATION
                                                              (NASDAQ: FBAN)
WWW.FNBCORPORATION.COM                                        NAPLES, FL 34102

FOR IMMEDIATE RELEASE

DATE:             October 16, 2001
CONTACT:          Clay W. Cone
                  Vice President-Corporate Affairs
                  941-436-1676

                 F.N.B. CORPORATION REPORTS 20 PERCENT INCREASE
                        IN THIRD QUARTER OPERATING INCOME

NAPLES, FL, October 16 - F.N.B. Corporation (Nasdaq: FBAN) today reported third quarter 2001 core operating earnings of more than $13.6 million, up 20% from the $11.3 million reported in the third quarter of 2000. Core operating earnings per diluted share were $0.51, up 19% from the $0.43 per diluted share earned in the third quarter of 2000.

For the first nine months of 2001, the company reported core operating earnings of $37.9 million, up 16% when compared to the $32.7 million earned in the first nine months of 2000. Core operating earnings on a per diluted share basis for the first nine months of 2001 were $1.43, up more than 14% from the $1.25 earned in the same period of 2000.

These results were in line with analysts' consensus estimates and company targets.

F.N.B.'s third quarter 2001 core operating results, which exclude merger-related and other nonrecurring charges, represent a return on average assets of 1.34% and return on average shareholders' equity of 15.21%. That compares with a return on average assets of 1.13% and return on average shareholders' equity of 13.77% in the third quarter of 2000.

"We are pleased with the continued growth in earnings despite a challenging economic environment," said Gary L. Tice, President and Chief Executive Officer of F.N.B. Corporation. "This increase was fueled by double-digit growth in non-interest income from key business segments, including insurance, investment and wealth management. Also adding to the period results were further cost containment and lower credit costs."

Core operating results exclude merger-related and other nonrecurring expenses. Including these expenses, net income for the third quarter was $13.5 million, or $0.51 per share. For the first nine months of 2001, net income was $30.7 million, or $1.16 per share.


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Cash earnings for the third quarter of 2001 were $0.52 per diluted share, compared to $0.44 per diluted share for the third quarter of 2000. For the first nine months of 2001, cash earnings were $1.46 per diluted share, up from $1.28 per diluted share in the same period a year ago.

Net interest income on a tax-equivalent basis was $43.6 million in the third quarter of 2001, a 7% increase from the $40.9 million in the third quarter of 2000. The net interest margin was 4.75% in the third quarter of 2001, up from 4.48% at the same time last year.

Non-interest income was more than $20.8 million for the third quarter of 2001, a 26% increase over the $16.6 million in the third quarter of 2000. Included in the current year amount was a pre-tax gain of approximately $520,000 related to the sale of a branch office facility in Naples, Florida. The facility was closed as planned following the affiliation of Citizens Community Bancorp Inc. in April of 2001. For the first nine months of 2001, non-interest income was $59.5 million, up 30% over the same period a year ago.

Non-interest expense for the quarter, excluding merger-related and other nonrecurring charges, was $40.4 million, up 7% from the $37.7 million in the third quarter of 2000. For the first nine months of 2001, non-interest expense, excluding merger-related and other nonrecurring charges, was $128.4 million, up 16% over the same period a year ago. The increase in non-interest expense mainly reflects the company's expansion into insurance, wealth management and other fee-based lines of business during the second half of 2000.

During the third quarter of 2001, F.N.B. completed the affiliation of Keller & Associates, a small independent insurance agency located in Greenville, Pennsylvania. Terms of the transaction were not disclosed. The agency retained its name and now operates as a division of Gelvin, Jackson & Starr Inc., F.N.B.'s agency in Meadville, Pennsylvania.

"This latest acquisition is part of an ongoing effort by F.N.B. to increase fee-based revenues and will enable the company to offer customers a broader range of financial products and services," Tice said. "We remain excited about the growth in this area."

Credit quality, long a hallmark of F.N.B.'s strength among its competitors, remained sound. As of September 30, 2001, the allowance for loan losses as a percentage of average loans was 1.30%, unchanged from the 1.30% the same time a year ago. Non-performing assets represented 0.57% of total assets, compared to 0.39% at September 30, 2000. Net charge-offs were 0.39% of average loans, compared to 0.33% at the same time a year ago.

Book value per common share increased 9%, from $12.80 per share as of September 30, 2000, to $13.99 per share as of September 30, 2001. Shareholders' equity also grew 9% during the period to $363.2 million, up from $332.3 million at the same time a year ago.


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F.N.B. Corporation is a $4.1 billion diversified financial services company headquartered in Naples, Florida. The company currently owns and operates traditional community banks, insurance agencies, a consumer finance company and First National Trust Company with offices located in Florida, Pennsylvania, Ohio and Tennessee.

On June 14, 2001, F.N.B. Corporation and Promistar Financial Corporation announced a definitive agreement in which Promistar will merge with and into F.N.B. Headquartered in Johnstown, Pennsylvania, Promistar is a bank holding company with approximately $2.4 billion in assets and 82 branch offices throughout southwestern Pennsylvania.

The merger, which is subject to F.N.B. and Promistar shareholder approval as well as formal approval from the Office of the Comptroller of the Currency, is expected to be completed in the first quarter of 2002. Once the transaction is completed, the combined company will have more than $6.5 billion in total assets, $5.2 billion in total deposits and 166 banking offices in southwest Florida, western Pennsylvania and northeastern Ohio.

"This merger will position our local affiliate First National Bank of Pennsylvania as the eighth largest bank in that state," Tice said. "But even more importantly, it will expand the customer base to which F.N.B. will be able to market its growing array of financial services, including banking, trust, insurance, investment and wealth management."

F.N.B. has increased cash dividends for 29 consecutive years and has been recognized as a Dividend Achiever by Mergent FIS, formerly known as Moody's Investors Service. The company's third quarter 2001 cash dividend of $0.20 per share was paid on September 15, 2001. The dividend was up more than 11% over last year's third quarter dividend, or 18% when accounting for the 5% stock dividend that was declared in April of 2001.

                                    # # # # #

F.N.B. Corporation will host a conference call at 11 a.m. Eastern Time on October 17, 2001. The call will be available by dialing 1-800-360-9865. For those who are unable to listen to the live call, a replay will be available from 1 p.m. on October 17, 2001, until 8 p.m. on October 24, 2001, by dialing 1-800-428-6051, with the access code 211753.

Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between F.N.B. and Promistar Financial Corporation, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," "anticipates," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk industry factors as detailed from time to time in F.N.B.'s reports filed with the SEC. F.N.B. disclaims any responsibility to update these forward-looking statements.

F.N.B. has filed with the SEC a Registration Statement on Form S-4, which contains the prospectus of F.N.B. relating to the shares to be issued in the merger, and the proxy statements of F.N.B. and Promistar relating to the special meetings of shareholders of F.N.B. and Promistar at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You may obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by F.N.B. free of charge by requesting them in writing from F.N.B. Corporation, 2150 Goodlette Road N., Naples, Fl. 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Promistar free of charge by requesting them in writing from Promistar, 551 Main Street, Post Office Box 1146, Johnstown, Pa. 15901-1146, Attention: Corporate Secretary, or by telephone at (814) 532-3801.

F.N.B., Promistar and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of F.N.B. and Promistar stock is set forth in the proxy statements for each company's 2001 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the joint proxy statement/prospectus to be mailed to F.N.B. and Promistar shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions.